Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED SEPTEMBER 16, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 10, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of October 1, 2026;
•to disclose the calculation of our August 31, 2026 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
Our portfolio remains diversified across real estate sectors — including industrial, healthcare, multifamily, student housing, self-storage, office, retail and manufactured housing, as well as private real estate credit — and we believe this diversification, combined with our pipeline of new investments, available liquidity, and relatively low leverage, positions us to take advantage as the commercial real estate market emerges from a period of repricing. We believe the current environment offers an attractive entry point for real estate equity as valuations have reset, financing markets have reopened with borrowing spreads at decade tights and moderating new supply supports the long-term fundamentals underpinning our recently repositioned portfolio. While market volatility and certain fundamental factors have negatively affected, and may continue to affect, the commercial real estate market and our performance, we believe the current opportunity to deploy capital into private real estate is a compelling one for long-term investors. To that end, and to reflect our conviction in this opportunity, the Adviser has introduced an Investor Incentive Program offering Bonus Shares to eligible investors subscribing during the Incentive Period — with the purchase price of the Bonus Shares funded by the Adviser at no cost to the Company or its stockholders.
As of August 31, 2026, our direct real estate investments represent 77% of gross assets and include 71 real estate properties totaling approximately 11.5 million square feet located in 32 markets throughout the U.S., with a weighted average occupancy rate of 93%. Our private real estate credit allocation includes four investments representing approximately 16% of gross assets. As of August 31, 2026, our leverage ratio was 25%.
On September 10, 2026, we acquired a 100% interest in Knightdale Marketplace, a 100% leased retail property in the Raleigh, North Carolina Metropolitan Statistical Area for a purchase price of $87.2 million inclusive of closing costs and outstanding leasing costs. The 323,113 square foot property has a weighted average lease term of approximately seven years.
October 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2026 (and repurchases as of September 30, 2026) is as follows:

Transaction Price (per share)
Class T	$26.1422
Class S	$26.0842
Class D	$26.1629
Class I	$26.3155
Class E	$28.4922

The October 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
August 31, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2026.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E, Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner and parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2026:

$ in thousands, except share/unit data
Components of NAV	August 31, 2026
Investments in real estate	$1,070,275
Investments in unconsolidated entities	163,252
Investments in real estate-related securities	42,343
Investments in commercial loans	198,268
Investment in affiliated fund	6,750
Cash and cash equivalents	69,973
Restricted cash	13,401
Other assets	6,507
Mortgage notes, revolving credit facility, secured lending agreement and financing obligation, net	(447,659)
Subscriptions received in advance	(9,131)
Other liabilities	(26,103)
Accrued performance participation allocation	(1,939)
Management fee payable	(892)
Accrued stockholder servicing fees	(24)
Non-controlling interests in joint-ventures	(421,920)
Net asset value	$663,101
Number of outstanding shares/units	24,140,804
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2026:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Operating Partnership Units(1)	Total
Net asset value	$6,577	$12,612	$12,719	$94,154	$31,202	$438,862	$33,145	$20,339	$13,491	$663,101
Number of outstanding shares/units	251,568	483,515	486,131	3,577,884	1,095,114	15,751,325	1,228,780	754,281	512,206	24,140,804
NAV Per Share/Unit as of August 31, 2026	$26.1422	$26.0842	$26.1629	$26.3155	$28.4922	$27.8619	$26.9738	$26.9649	$26.3383
(1)Represents the partnership interests of the Operating Partnership held by the Special Limited Partner and parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2026 direct real estate investment valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.2%	5.8%
Office	9.3%	7.3%
Industrial	7.8%	5.8%
Self-Storage	8.0%	5.8%
Multifamily	7.5%	5.5%
Student Housing	8.0%	5.8%
Retail	8.4%	7.3%
Manufactured Housing Community	9.5%	5.6%
These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail	Manufactured Housing Community
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.0%	2.9%	2.6%	3.0%	2.7%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.4)%	(2.7)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of September 11, 2026, we have issued and sold in our public offering (1) 1,180,436 shares of our common stock (consisting of 53,483 Class T shares, 126,272 Class S shares, 77,900 Class D shares, 910,771 Class I shares and 12,010 Class E shares) in the primary offering for total proceeds of $30.8 million and (2) 164,821 shares of our common stock (consisting of 14,952 Class T shares, 31,972 Class S shares, 32,086 Class D shares, 70,991 Class I shares and 14,820 Class E shares) pursuant to our distribution reinvestment plan for a total value of $4.4 million. As of August 31, 2026, our aggregate NAV was $663.1 million. We intend to continue selling shares in our public offering on a monthly basis.